A.G.P./Alliance Global Partners
590 Madison Avenue, 36th Floor
New York, New York 10022

July 30, 2019

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Thomas Jones, Russell Mancuso

Re:    Obalon Therapeutics, Inc. (the “Company”)
Registration Statement on Form S-1 (File No. 333-232276)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representative of the underwriters hereby join the request of Obalon Therapeutics, Inc. that the effectiveness of the above-referenced Registration Statement be accelerated to 5:00 p.m. (EDT) on August 1, 2019, or as soon thereafter as is practicable, or at such other time as the Company or its outside counsel, Latham & Watkins LLP, may orally request via telephone call to the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission.

Pursuant to Rule 460 under the Act, please be advised that there will be distributed to each underwriter or dealer who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus. We further advise you that we have complied and will continue to comply, and that we have been informed by the participating underwriters and dealers that they have complied and will continue to comply, with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

A.G.P./Alliance Global Partners
As the Representative of the Underwriters

By: /s/ Thomas J. Higgins
Name: Thomas J. Higgins
Title: Managing Director